Moody's Investors Service ("MIS")

Exhibit 1

# Credit Ratings Performance Measurement Statistics

Performance Measurement Statistics, consisting of transition and default rates for each applicable asset class and subclass of credit rating over 1-year, 3-year, and 10-year time periods through December 31, 2020, are provided in the Transition/Default Matrices on the following pages, pp. 1-25 (the "Matrices").[1] Please note that all the numbers in the Matrices are in percentage.

## Financial Institutions, Brokers and Dealers

**Financial Institutions, Brokers and Dealers - 1-Year Transition and Default Rates**
**(December 31, 2019 through December 31, 2020)**

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 39 | 97% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% |
| Aa1 | 28 | 0% | 93% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% |
| Aa2 | 68 | 0% | 0% | 93% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% |
| Aa3 | 179 | 0% | 0% | 0% | 91% | 8% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% |
| A1 | 261 | 0% | 0% | 0% | 7% | 90% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% |
| A2 | 166 | 0% | 0% | 0% | 0% | 3% | 89% | 7% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% |
| A3 | 221 | 0% | 0% | 0% | 0% | 0% | 2% | 88% | 7% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% |
| Baa1 | 172 | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 92% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 2% |
| Baa2 | 138 | 0% | 0% | 0% | 1% | 0% | 1% | 5% | 4% | 79% | 9% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% |
| Baa3 | 136 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 3% | 69% | 8% | 4% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 7% |
| Ba1 | 60 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 75% | 8% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% |
| Ba2 | 66 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 11% | 73% | 8% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 3% |
| Ba3 | 66 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 3% | 5% | 20% | 65% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| B1 | 55 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 69% | 7% | 4% | 0% | 0% | 0% | 0% | 0% | 2% | 4% | 5% |
| B2 | 89 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 8% | 73% | 2% | 3% | 0% | 0% | 0% | 0% | 2% | 7% | 3% |
| B3 | 49 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 35% | 55% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 6% |
| Caa1 | 42 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 38% | 29% | 7% | 2% | 0% | 0% | 0% | 0% | 24% |
| Caa2 | 30 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 3% | 10% | 3% | 30% | 10% | 0% | 0% | 3% | 0% | 37% |
| Caa3 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 67% | 0% | 0% | 0% | 0% | 0% | 33% |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Total | 1,868 | | | | | | | | | | | | | | | | | | | | | | | | |

---

[1] Ratings withdrawn for reasons other than having defaulted or been paid off are accounted for in the column titled "Withdrawn (other)."

## Financial Institutions, Brokers and Dealers - 3-Year Transition and Default Rates

### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 42 | 90% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 2% |
| Aa1 | 17 | 0% | 82% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 18% | 0% |
| Aa2 | 54 | 0% | 9% | 61% | 15% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 4% |
| Aa3 | 116 | 0% | 2% | 11% | 62% | 16% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 3% |
| A1 | 268 | 0% | 0% | 5% | 31% | 54% | 4% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 2% |
| A2 | 189 | 0% | 0% | 1% | 1% | 31% | 42% | 11% | 3% | 1% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 5% |
| A3 | 197 | 0% | 0% | 0% | 0% | 2% | 19% | 64% | 7% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 5% |
| Baa1 | 175 | 0% | 0% | 0% | 0% | 3% | 2% | 22% | 63% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 3% |
| Baa2 | 131 | 0% | 0% | 0% | 0% | 0% | 8% | 6% | 15% | 47% | 13% | 1% | 4% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 2% |
| Baa3 | 141 | 0% | 0% | 0% | 1% | 0% | 0% | 2% | 8% | 19% | 35% | 10% | 4% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 6% | 11% |
| Ba1 | 60 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 23% | 25% | 2% | 7% | 0% | 13% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 20% |
| Ba2 | 69 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 4% | 22% | 43% | 3% | 0% | 6% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 10% |
| Ba3 | 82 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 5% | 10% | 26% | 26% | 2% | 1% | 1% | 4% | 0% | 1% | 0% | 0% | 0% | 1% | 21% |
| B1 | 68 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 4% | 6% | 16% | 12% | 7% | 4% | 3% | 0% | 0% | 0% | 0% | 0% | 9% | 35% |
| B2 | 101 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 7% | 24% | 43% | 3% | 0% | 1% | 2% | 0% | 0% | 1% | 4% | 12% |
| B3 | 37 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 0% | 3% | 16% | 11% | 5% | 3% | 0% | 0% | 0% | 11% | 5% | 43% |
| Caa1 | 35 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 6% | 17% | 40% | 3% | 6% | 0% | 0% | 0% | 0% | 9% | 17% |
| Caa2 | 19 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 53% | 0% | 11% | 0% | 0% | 0% | 11% | 5% | 21% |
| Caa3 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 30% | 20% | 10% | 10% | 0% | 0% | 0% | 0% | 20% |
| Ca | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 25% | 50% |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **1,815** | | | | | | | | | | | | | | | | | | | | | | | | |

## Financial Institutions, Brokers and Dealers - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 80 | 44% | 5% | 8% | 11% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 26% | 5% |
| Aa1 | 115 | 0% | 9% | 10% | 54% | 1% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 5% |
| Aa2 | 146 | 0% | 0% | 6% | 9% | 23% | 5% | 3% | 6% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 32% | 16% |
| Aa3 | 230 | 0% | 0% | 3% | 14% | 29% | 5% | 6% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 27% | 11% |
| A1 | 207 | 0% | 0% | 3% | 6% | 16% | 15% | 13% | 6% | 3% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 19% |
| A2 | 186 | 0% | 1% | 0% | 4% | 7% | 15% | 16% | 8% | 3% | 3% | 2% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 18% | 18% |
| A3 | 199 | 0% | 0% | 0% | 1% | 1% | 7% | 17% | 10% | 5% | 2% | 2% | 3% | 3% | 1% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 17% | 30% |
| Baa1 | 108 | 0% | 0% | 0% | 0% | 0% | 3% | 12% | 19% | 6% | 4% | 5% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 10% | 36% |
| Baa2 | 114 | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 13% | 4% | 11% | 8% | 9% | 2% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 10% | 29% |
| Baa3 | 111 | 0% | 0% | 0% | 0% | 1% | 2% | 2% | 11% | 5% | 8% | 2% | 6% | 1% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 7% | 12% | 41% |
| Ba1 | 60 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 10% | 7% | 8% | 3% | 2% | 5% | 7% | 3% | 2% | 0% | 2% | 0% | 0% | 8% | 13% | 28% |
| Ba2 | 62 | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 8% | 6% | 6% | 8% | 3% | 3% | 8% | 3% | 2% | 0% | 0% | 0% | 0% | 8% | 8% | 34% |
| Ba3 | 81 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 16% | 4% | 1% | 5% | 5% | 7% | 10% | 9% | 0% | 1% | 0% | 0% | 0% | 9% | 2% | 31% |
| B1 | 51 | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 2% | 8% | 0% | 2% | 12% | 2% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 8% | 51% |
| B2 | 83 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 8% | 7% | 8% | 0% | 0% | 2% | 0% | 0% | 6% | 10% | 53% |
| B3 | 72 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 1% | 1% | 3% | 0% | 7% | 11% | 0% | 1% | 0% | 0% | 0% | 10% | 7% | 57% |
| Caa1 | 27 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 19% | 4% | 74% |
| Caa2 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 67% | 0% | 33% |
| Caa3 | 2 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 50% |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 33% | 33% |
| **Total** | **1,940** | | | | | | | | | | | | | | | | | | | | | | | | |

## Insurance Companies

### Insurance Companies - 1-Year Transition and Default Rates

**(December 31, 2019 through December 31, 2020)**

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 5 | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 12 | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa2 | 61 | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa3 | 99 | 0% | 0% | 0% | 95% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 2% |
| A1 | 125 | 0% | 0% | 0% | 1% | 96% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% |
| A2 | 200 | 0% | 0% | 0% | 0% | 0% | 92% | 7% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% |
| A3 | 122 | 0% | 0% | 0% | 0% | 0% | 2% | 95% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 2% |
| Baa1 | 69 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 91% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 3% |
| Baa2 | 71 | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 4% | 86% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% |
| Baa3 | 34 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 79% | 3% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba1 | 17 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 35% | 53% | 0% | 6% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% |
| Ba2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 50% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% |
| Ba3 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 67% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% |
| B1 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 0% | 33% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% |
| B2 | 7 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% | 0% | 14% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 71% |
| B3 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 70% |
| Caa1 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| Caa2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa3 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **859** | | | | | | | | | | | | | | | | | | | | | | | | |

### Insurance Companies - 3-Year Transition and Default Rates

**(December 31, 2017 through December 31, 2020)**

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 5 | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 12 | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa2 | 65 | 0% | 0% | 94% | 5% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa3 | 94 | 0% | 0% | 0% | 91% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 5% |
| A1 | 133 | 0% | 0% | 0% | 2% | 84% | 7% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 5% |
| A2 | 201 | 0% | 0% | 0% | 0% | 3% | 77% | 12% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% |
| A3 | 104 | 0% | 0% | 0% | 0% | 0% | 17% | 68% | 3% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 6% |
| Baa1 | 70 | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 61% | 3% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 10% |
| Baa2 | 75 | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 21% | 57% | 5% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 7% |
| Baa3 | 32 | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 3% | 16% | 53% | 3% | 16% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% |
| Ba1 | 24 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 8% | 38% | 21% | 0% | 8% | 0% | 0% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% |
| Ba2 | 13 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 15% | 15% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 46% |
| Ba3 | 11 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% | 18% | 9% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 64% |
| B1 | 13 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 92% |
| B2 | 11 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% | 0% | 9% | 18% | 0% | 0% | 0% | 0% | 0% | 0% | 64% |
| B3 | 2 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| Caa1 | 2 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa2 | 8 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 75% | 0% | 0% | 0% | 0% | 13% | 13% |
| Caa3 | 2 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 50% |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **877** | | | | | | | | | | | | | | | | | | | | | | | | |

## Insurance Companies - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 6 | 83% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 13 | 0% | 85% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 0% |
| Aa2 | 69 | 0% | 0% | 64% | 25% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% |
| Aa3 | 119 | 0% | 0% | 1% | 33% | 17% | 10% | 12% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 18% |
| A1 | 106 | 0% | 0% | 0% | 8% | 32% | 21% | 2% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 26% |
| A2 | 261 | 0% | 0% | 0% | 8% | 16% | 31% | 10% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 4% | 28% |
| A3 | 121 | 0% | 0% | 0% | 1% | 6% | 24% | 29% | 9% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 22% |
| Baa1 | 44 | 0% | 0% | 0% | 0% | 0% | 11% | 9% | 32% | 14% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 9% | 18% |
| Baa2 | 51 | 0% | 0% | 0% | 0% | 2% | 0% | 6% | 22% | 29% | 8% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 22% | 10% |
| Baa3 | 47 | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 6% | 23% | 13% | 0% | 0% | 2% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 23% | 28% |
| Ba1 | 19 | 0% | 0% | 0% | 0% | 0% | 0% | 16% | 5% | 5% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 58% |
| Ba2 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 80% |
| Ba3 | 21 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 71% |
| B1 | 7 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 86% |
| B2 | 20 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 90% |
| B3 | 17 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 12% | 0% | 0% | 0% | 0% | 6% | 35% | 47% |
| Caa1 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 67% |
| Caa2 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 0% | 67% |
| Caa3 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Ca | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | 933 | | | | | | | | | | | | | | | | | | | | | | | | |

# Corporate Issuers

## Corporate Issuers - 1-Year Transition and Default Rates
### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 15 | 53% | 47% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 7 | 0% | 86% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% |
| Aa2 | 41 | 0% | 0% | 93% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% |
| Aa3 | 49 | 0% | 0% | 0% | 82% | 16% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% |
| A1 | 167 | 0% | 0% | 0% | 0% | 83% | 13% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% |
| A2 | 236 | 0% | 0% | 0% | 0% | 3% | 83% | 8% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 1% |
| A3 | 352 | 0% | 0% | 0% | 0% | 0% | 1% | 88% | 7% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% |
| Baa1 | 491 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 85% | 9% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% |
| Baa2 | 554 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 87% | 6% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% |
| Baa3 | 428 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 78% | 4% | 3% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 4% |
| Ba1 | 145 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 64% | 13% | 9% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 0% |
| Ba2 | 150 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 71% | 11% | 6% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 5% | 1% |
| Ba3 | 155 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 5% | 69% | 13% | 1% | 3% | 1% | 0% | 0% | 0% | 0% | 0% | 8% | 1% |
| B1 | 151 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 6% | 55% | 15% | 10% | 2% | 0% | 0% | 1% | 0% | 2% | 7% | 1% |
| B2 | 123 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 4% | 59% | 16% | 8% | 2% | 0% | 0% | 0% | 7% | 2% | 1% |
| B3 | 149 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 5% | 51% | 17% | 6% | 1% | 1% | 0% | 6% | 5% | 4% |
| Caa1 | 95 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 2% | 44% | 13% | 12% | 2% | 1% | 9% | 12% | 4% |
| Caa2 | 90 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 6% | 43% | 11% | 7% | 0% | 23% | 8% | 1% |
| Caa3 | 16 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 31% | 6% | 0% | 0% | 50% | 13% | 0% |
| Ca | 8 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 0% | 0% | 0% | 0% | 88% | 0% | 0% |
| C | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% |
| **Total** | **3,425** | | | | | | | | | | | | | | | | | | | | | | | | |

## Corporate Issuers - 3-Year Transition and Default Rates
### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 15 | 47% | 47% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% |
| Aa1 | 8 | 0% | 75% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% |
| Aa2 | 47 | 0% | 0% | 77% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 2% |
| Aa3 | 48 | 0% | 0% | 2% | 48% | 40% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 2% |
| A1 | 171 | 0% | 0% | 0% | 6% | 61% | 20% | 4% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 4% |
| A2 | 241 | 0% | 0% | 0% | 0% | 7% | 62% | 15% | 4% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 2% |
| A3 | 319 | 0% | 0% | 0% | 0% | 0% | 6% | 65% | 18% | 2% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 3% |
| Baa1 | 460 | 0% | 0% | 0% | 0% | 0% | 1% | 10% | 64% | 13% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 2% |
| Baa2 | 483 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 9% | 67% | 9% | 0% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 5% |
| Baa3 | 420 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 17% | 51% | 4% | 2% | 0% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 12% | 7% |
| Ba1 | 156 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 7% | 20% | 29% | 8% | 4% | 4% | 3% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 14% | 8% |
| Ba2 | 145 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 7% | 12% | 42% | 9% | 3% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 16% | 6% |
| Ba3 | 175 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 6% | 15% | 34% | 7% | 2% | 6% | 2% | 1% | 0% | 0% | 0% | 2% | 21% | 3% |
| B1 | 150 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 5% | 14% | 29% | 7% | 9% | 4% | 3% | 1% | 0% | 1% | 3% | 16% | 6% |
| B2 | 128 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 4% | 9% | 27% | 12% | 4% | 2% | 2% | 1% | 0% | 13% | 23% | 3% |
| B3 | 175 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 7% | 9% | 19% | 15% | 3% | 2% | 2% | 0% | 13% | 23% | 6% |
| Caa1 | 134 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 1% | 4% | 9% | 16% | 9% | 10% | 1% | 0% | 17% | 27% | 4% |
| Caa2 | 67 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 6% | 22% | 1% | 1% | 0% | 21% | 40% | 3% |
| Caa3 | 27 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% | 0% | 0% | 78% | 19% | 0% |
| Ca | 14 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% | 0% | 0% | 0% | 71% | 21% | 0% |
| C | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 60% | 20% | 20% |
| **Total** | **3,388** | | | | | | | | | | | | | | | | | | | | | | | | |

## Corporate Issuers - 10-Year Transition and Default Rates
### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 24 | 29% | 29% | 4% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 8% |
| Aa1 | 39 | 0% | 10% | 21% | 33% | 10% | 0% | 3% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 15% |
| Aa2 | 35 | 0% | 0% | 9% | 6% | 46% | 3% | 9% | 3% | 3% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 6% |
| Aa3 | 62 | 0% | 0% | 11% | 16% | 19% | 11% | 3% | 6% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 24% | 8% |
| A1 | 145 | 0% | 0% | 10% | 2% | 24% | 21% | 10% | 3% | 2% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 15% | 13% |
| A2 | 235 | 0% | 0% | 0% | 2% | 9% | 19% | 12% | 11% | 10% | 1% | 1% | 2% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 19% | 13% |
| A3 | 336 | 0% | 0% | 0% | 0% | 1% | 12% | 21% | 20% | 5% | 2% | 1% | 1% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 13% |
| Baa1 | 352 | 0% | 0% | 0% | 0% | 0% | 3% | 15% | 24% | 16% | 3% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 23% | 12% |
| Baa2 | 389 | 0% | 0% | 0% | 0% | 1% | 1% | 7% | 16% | 21% | 11% | 3% | 2% | 0% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 2% | 24% | 12% |
| Baa3 | 337 | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 11% | 18% | 17% | 4% | 4% | 2% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 27% | 11% |
| Ba1 | 135 | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 5% | 8% | 13% | 10% | 5% | 2% | 1% | 1% | 1% | 0% | 0% | 1% | 0% | 0% | 3% | 38% | 10% |
| Ba2 | 96 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 8% | 10% | 2% | 4% | 3% | 2% | 1% | 3% | 2% | 1% | 3% | 0% | 0% | 5% | 46% | 5% |
| Ba3 | 109 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 5% | 7% | 0% | 1% | 7% | 4% | 4% | 4% | 1% | 0% | 2% | 1% | 0% | 9% | 43% | 12% |
| B1 | 148 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 4% | 3% | 7% | 5% | 5% | 3% | 3% | 1% | 1% | 0% | 0% | 0% | 7% | 52% | 9% |
| B2 | 109 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 2% | 2% | 4% | 4% | 2% | 5% | 2% | 0% | 2% | 0% | 0% | 17% | 47% | 13% |
| B3 | 164 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 1% | 4% | 2% | 2% | 2% | 1% | 1% | 0% | 0% | 0% | 18% | 57% | 11% |
| Caa1 | 119 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 1% | 3% | 3% | 2% | 2% | 5% | 1% | 1% | 0% | 0% | 18% | 58% | 6% |
| Caa2 | 58 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 3% | 0% | 0% | 0% | 0% | 36% | 53% | 5% |
| Caa3 | 27 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% | 0% | 0% | 0% | 41% | 48% | 7% |
| Ca | 17 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 53% | 6% | 35% |
| C | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 0% | 67% |
| **Total** | **2,939** | | | | | | | | | | | | | | | | | | | | | | | | |

# Residential Mortgage Backed Securities (RMBS)

## RMBS - 1-Year Transition and Default Rates

### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 4,280 | 90% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% |
| Aa1 | 704 | 7% | 82% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% |
| Aa2 | 428 | 4% | 11% | 77% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 1% |
| Aa3 | 389 | 1% | 4% | 2% | 82% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 1% |
| A1 | 459 | 0% | 2% | 5% | 4% | 83% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 1% |
| A2 | 489 | 0% | 0% | 1% | 6% | 3% | 79% | 0% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 1% |
| A3 | 441 | 0% | 0% | 0% | 0% | 4% | 5% | 56% | 9% | 0% | 1% | 0% | 1% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 16% | 5% |
| Baa1 | 356 | 0% | 0% | 0% | 0% | 2% | 3% | 2% | 69% | 1% | 1% | 0% | 1% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 7% |
| Baa2 | 341 | 0% | 0% | 0% | 0% | 0% | 1% | 8% | 4% | 67% | 2% | 1% | 1% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 3% |
| Baa3 | 524 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 2% | 58% | 3% | 11% | 0% | 7% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 5% |
| Ba1 | 487 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 2% | 2% | 50% | 8% | 3% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 5% |
| Ba2 | 369 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 3% | 54% | 4% | 22% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 5% |
| Ba3 | 391 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 1% | 52% | 26% | 5% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 5% |
| B1 | 805 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 2% | 0% | 85% | 1% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 4% |
| B2 | 324 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 4% | 0% | 76% | 1% | 4% | 0% | 0% | 0% | 0% | 1% | 6% | 6% |
| B3 | 347 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 1% | 77% | 7% | 1% | 0% | 0% | 0% | 0% | 6% | 3% |
| Caa1 | 527 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 81% | 0% | 2% | 0% | 0% | 2% | 5% | 8% |
| Caa2 | 512 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 85% | 0% | 0% | 0% | 4% | 4% | 7% |
| Caa3 | 579 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 88% | 1% | 0% | 4% | 1% | 4% |
| Ca | 1,188 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 96% | 0% | 1% | 1% | 1% |
| C | 643 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 90% | 4% | 3% | 3% |
| **Total** | **14,583** | | | | | | | | | | | | | | | | | | | | | | | | |

## RMBS - 3-Year Transition and Default Rates

### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 2,514 | 69% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 27% | 3% |
| Aa1 | 534 | 35% | 22% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 36% | 6% |
| Aa2 | 717 | 17% | 21% | 10% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 38% | 7% |
| Aa3 | 329 | 18% | 16% | 5% | 18% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 32% | 11% |
| A1 | 520 | 14% | 8% | 6% | 7% | 23% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 31% | 11% |
| A2 | 504 | 11% | 7% | 5% | 5% | 4% | 37% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 8% |
| A3 | 635 | 6% | 4% | 3% | 3% | 6% | 2% | 9% | 6% | 0% | 1% | 0% | 1% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 25% |
| Baa1 | 857 | 5% | 2% | 2% | 2% | 4% | 4% | 2% | 9% | 0% | 1% | 0% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 49% |
| Baa2 | 573 | 3% | 2% | 2% | 4% | 4% | 6% | 5% | 2% | 10% | 1% | 1% | 1% | 1% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 36% |
| Baa3 | 922 | 2% | 0% | 1% | 1% | 2% | 3% | 3% | 3% | 1% | 9% | 0% | 3% | 0% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 24% | 43% |
| Ba1 | 985 | 0% | 1% | 1% | 1% | 2% | 2% | 2% | 3% | 3% | 2% | 8% | 3% | 2% | 9% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 18% | 42% |
| Ba2 | 698 | 0% | 0% | 1% | 1% | 1% | 1% | 2% | 3% | 4% | 5% | 2% | 10% | 1% | 14% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 14% | 40% |
| Ba3 | 801 | 0% | 0% | 0% | 0% | 1% | 0% | 1% | 3% | 3% | 4% | 4% | 3% | 10% | 15% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 9% | 41% |
| B1 | 1,105 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 1% | 2% | 2% | 3% | 2% | 34% | 0% | 2% | 1% | 0% | 0% | 0% | 0% | 5% | 11% | 34% |
| B2 | 660 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 4% | 3% | 3% | 5% | 6% | 16% | 0% | 3% | 0% | 0% | 0% | 0% | 3% | 10% | 43% |
| B3 | 673 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 1% | 1% | 2% | 2% | 9% | 1% | 16% | 5% | 1% | 0% | 0% | 0% | 4% | 12% | 44% |
| Caa1 | 1,248 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 1% | 2% | 4% | 2% | 1% | 21% | 0% | 1% | 0% | 0% | 9% | 11% | 45% |
| Caa2 | 1,225 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 2% | 3% | 2% | 25% | 1% | 0% | 0% | 17% | 6% | 42% |
| Caa3 | 1,048 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 2% | 2% | 5% | 2% | 40% | 2% | 0% | 15% | 5% | 23% |
| Ca | 1,889 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 1% | 2% | 4% | 2% | 56% | 0% | 14% | 5% | 14% |
| C | 1,545 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 1% | 2% | 2% | 3% | 4% | 37% | 27% | 6% | 17% |
| **Total** | **19,982** | | | | | | | | | | | | | | | | | | | | | | | | |

## RMBS - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 6,901 | 6% | 2% | 0% | 1% | 0% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 63% | 24% |
| Aa1 | 886 | 3% | 3% | 0% | 1% | 1% | 0% | 0% | 1% | 1% | 1% | 1% | 1% | 0% | 4% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 54% | 24% |
| Aa2 | 1,564 | 1% | 1% | 1% | 1% | 3% | 1% | 1% | 1% | 1% | 1% | 1% | 2% | 1% | 5% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 45% | 31% |
| Aa3 | 1,263 | 2% | 2% | 1% | 1% | 1% | 8% | 2% | 1% | 0% | 1% | 0% | 1% | 0% | 2% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 3% | 48% | 26% |
| A1 | 1,058 | 1% | 2% | 0% | 1% | 1% | 1% | 0% | 1% | 1% | 1% | 1% | 1% | 0% | 3% | 1% | 1% | 1% | 0% | 0% | 0% | 0% | 5% | 42% | 38% |
| A2 | 1,263 | 1% | 1% | 1% | 1% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 1% | 1% | 3% | 0% | 1% | 1% | 1% | 1% | 1% | 0% | 8% | 45% | 29% |
| A3 | 724 | 1% | 1% | 0% | 1% | 0% | 0% | 1% | 1% | 0% | 1% | 0% | 1% | 1% | 3% | 1% | 1% | 1% | 1% | 1% | 2% | 1% | 9% | 42% | 30% |
| Baa1 | 975 | 0% | 1% | 0% | 1% | 1% | 1% | 1% | 2% | 0% | 1% | 1% | 1% | 1% | 3% | 1% | 1% | 1% | 1% | 1% | 1% | 1% | 12% | 43% | 27% |
| Baa2 | 1,208 | 1% | 0% | 0% | 1% | 1% | 0% | 1% | 1% | 0% | 1% | 0% | 1% | 0% | 3% | 0% | 1% | 2% | 1% | 1% | 1% | 2% | 16% | 45% | 22% |
| Baa3 | 952 | 1% | 0% | 0% | 1% | 0% | 1% | 0% | 0% | 0% | 1% | 1% | 1% | 1% | 3% | 2% | 2% | 1% | 1% | 1% | 2% | 1% | 18% | 42% | 21% |
| Ba1 | 842 | 2% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 1% | 0% | 0% | 2% | 1% | 0% | 1% | 2% | 0% | 1% | 1% | 23% | 43% | 19% |
| Ba2 | 683 | 1% | 0% | 0% | 0% | 1% | 0% | 1% | 1% | 0% | 0% | 1% | 0% | 1% | 2% | 1% | 1% | 1% | 1% | 1% | 1% | 1% | 20% | 47% | 16% |
| Ba3 | 693 | 2% | 1% | 0% | 0% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 1% | 0% | 2% | 1% | 2% | 2% | 1% | 1% | 2% | 1% | 21% | 43% | 18% |
| B1 | 896 | 2% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 2% | 0% | 1% | 2% | 1% | 1% | 1% | 0% | 19% | 44% | 23% |
| B2 | 1,018 | 1% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 1% | 1% | 2% | 0% | 1% | 2% | 1% | 1% | 1% | 0% | 20% | 43% | 24% |
| B3 | 1,503 | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 1% | 2% | 1% | 1% | 5% | 2% | 1% | 1% | 1% | 32% | 28% | 21% |
| Caa1 | 1,963 | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 1% | 1% | 0% | 3% | 2% | 1% | 1% | 0% | 52% | 15% | 18% |
| Caa2 | 2,868 | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 2% | 0% | 1% | 1% | 4% | 1% | 2% | 0% | 67% | 7% | 10% |
| Caa3 | 3,431 | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 0% | 1% | 1% | 8% | 3% | 0% | 71% | 3% | 5% |
| Ca | 3,283 | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 1% | 1% | 2% | 1% | 21% | 2% | 52% | 5% | 7% |
| C | 7,611 | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 1% | 0% | 1% | 1% | 1% | 1% | 5% | 79% | 3% | 2% |
| **Total** | **41,585** | | | | | | | | | | | | | | | | | | | | | | | | |

# Commercial Mortgage Backed Securities (CMBS)

## CMBS - 1-Year Transition and Default Rates

### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | Number of Ratings Outstanding | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 1,928 | 91% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% |
| Aa1 | 84 | 1% | 90% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 0% |
| Aa2 | 169 | 0% | 0% | 95% | 1% | 1% | 0% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% |
| Aa3 | 285 | 0% | 1% | 1% | 89% | 1% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% |
| A1 | 111 | 0% | 0% | 1% | 1% | 75% | 5% | 6% | 4% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% |
| A2 | 73 | 1% | 0% | 0% | 0% | 0% | 74% | 5% | 1% | 3% | 1% | 4% | 0% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% |
| A3 | 177 | 0% | 0% | 0% | 0% | 1% | 1% | 81% | 5% | 6% | 1% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% |
| Baa1 | 65 | 0% | 0% | 0% | 0% | 0% | 2% | 3% | 71% | 2% | 3% | 3% | 0% | 0% | 2% | 0% | 2% | 2% | 0% | 0% | 0% | 0% | 0% | 12% | 0% |
| Baa2 | 53 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 75% | 2% | 2% | 6% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 13% | 0% |
| Baa3 | 134 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 72% | 6% | 6% | 1% | 3% | 2% | 1% | 1% | 1% | 0% | 0% | 0% | 0% | 6% | 0% |
| Ba1 | 40 | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 53% | 5% | 3% | 8% | 5% | 3% | 5% | 0% | 0% | 0% | 5% | 0% | 13% | 0% |
| Ba2 | 58 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 43% | 12% | 19% | 5% | 2% | 3% | 2% | 2% | 0% | 0% | 0% | 10% | 0% |
| Ba3 | 62 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 53% | 11% | 8% | 3% | 5% | 2% | 3% | 2% | 0% | 0% | 13% | 0% |
| B1 | 44 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 2% | 0% | 0% | 36% | 2% | 9% | 7% | 2% | 9% | 2% | 5% | 0% | 23% | 0% |
| B2 | 52 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 37% | 17% | 15% | 10% | 6% | 0% | 8% | 0% | 6% | 0% |
| B3 | 56 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 59% | 7% | 13% | 7% | 2% | 4% | 0% | 7% | 0% |
| Caa1 | 40 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 63% | 0% | 8% | 5% | 15% | 8% | 3% | 0% |
| Caa2 | 21 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 62% | 5% | 0% | 10% | 10% | 14% | 0% |
| Caa3 | 45 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 62% | 4% | 11% | 9% | 13% | 0% |
| Ca | 19 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 84% | 0% | 5% | 11% | 0% |
| C | 42 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 74% | 14% | 12% | 0% |
| **Total** | **3,558** | | | | | | | | | | | | | | | | | | | | | | | | |

## CMBS - 3-Year Transition and Default Rates

### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | Number of Ratings Outstanding | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 1,884 | 72% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 28% | 0% |
| Aa1 | 89 | 9% | 64% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 27% | 0% |
| Aa2 | 172 | 1% | 6% | 66% | 2% | 1% | 1% | 2% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 18% | 0% |
| Aa3 | 227 | 0% | 2% | 10% | 67% | 1% | 2% | 2% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 0% |
| A1 | 140 | 1% | 1% | 5% | 14% | 46% | 5% | 5% | 4% | 1% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 16% | 0% |
| A2 | 81 | 0% | 0% | 0% | 1% | 6% | 38% | 5% | 0% | 1% | 1% | 4% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 42% | 0% |
| A3 | 160 | 0% | 0% | 0% | 1% | 3% | 8% | 49% | 4% | 6% | 1% | 4% | 1% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 22% | 0% |
| Baa1 | 94 | 2% | 0% | 0% | 0% | 0% | 1% | 7% | 29% | 14% | 2% | 0% | 0% | 0% | 1% | 0% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 40% | 0% |
| Baa2 | 72 | 0% | 0% | 0% | 0% | 1% | 0% | 6% | 3% | 24% | 1% | 0% | 3% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 61% | 0% |
| Baa3 | 126 | 0% | 0% | 0% | 1% | 0% | 2% | 0% | 2% | 2% | 29% | 7% | 5% | 2% | 4% | 3% | 1% | 3% | 2% | 1% | 0% | 1% | 1% | 37% | 0% |
| Ba1 | 65 | 2% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 12% | 14% | 0% | 2% | 5% | 0% | 2% | 0% | 0% | 2% | 0% | 2% | 3% | 57% | 0% |
| Ba2 | 90 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 2% | 2% | 23% | 8% | 12% | 4% | 3% | 7% | 1% | 1% | 0% | 2% | 1% | 31% | 0% |
| Ba3 | 65 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 15% | 8% | 5% | 5% | 5% | 5% | 3% | 2% | 5% | 2% | 45% | 2% |
| B1 | 66 | 0% | 2% | 0% | 0% | 0% | 2% | 0% | 2% | 0% | 0% | 3% | 2% | 0% | 11% | 2% | 6% | 0% | 0% | 5% | 2% | 3% | 3% | 61% | 0% |
| B2 | 66 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 0% | 2% | 12% | 17% | 14% | 8% | 11% | 5% | 3% | 0% | 27% | 0% |
| B3 | 67 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 1% | 1% | 0% | 24% | 7% | 1% | 4% | 0% | 7% | 12% | 37% | 0% |
| Caa1 | 68 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 1% | 21% | 0% | 4% | 0% | 7% | 10% | 54% | 0% |
| Caa2 | 47 | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 4% | 21% | 4% | 0% | 0% | 30% | 36% | 0% |
| Caa3 | 98 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 4% | 2% | 19% | 3% | 2% | 23% | 44% | 0% |
| Ca | 32 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 44% | 3% | 34% | 13% | 0% |
| C | 124 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 23% | 63% | 11% | 0% |
| **Total** | **3,833** | | | | | | | | | | | | | | | | | | | | | | | | |

## CMBS - 10-Year Transition and Default Rates
### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | Number of Ratings Outstanding | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 2,095 | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 99% | 0% |
| Aa1 | 164 | 1% | 0% | 0% | 1% | 0% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 96% | 0% |
| Aa2 | 330 | 0% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 95% | 2% |
| Aa3 | 245 | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 91% | 1% |
| A1 | 211 | 0% | 0% | 0% | 4% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 89% | 1% |
| A2 | 265 | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 94% | 1% |
| A3 | 237 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 92% | 1% |
| Baa1 | 241 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 92% | 1% |
| Baa2 | 309 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 85% | 1% |
| Baa3 | 326 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 2% | 0% | 1% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 1% | 0% | 0% | 9% | 82% | 1% |
| Ba1 | 258 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 10% | 85% | 2% |
| Ba2 | 276 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 13% | 80% | 3% |
| Ba3 | 240 | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 18% | 78% | 1% |
| B1 | 236 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 1% | 0% | 0% | 0% | 21% | 74% | 2% |
| B2 | 260 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 1% | 0% | 0% | 25% | 68% | 1% |
| B3 | 307 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 0% | 1% | 0% | 0% | 31% | 62% | 3% |
| Caa1 | 244 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 2% | 0% | 0% | 39% | 55% | 2% |
| Caa2 | 265 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 1% | 0% | 1% | 51% | 43% | 2% |
| Caa3 | 366 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 3% | 0% | 1% | 53% | 40% | 1% |
| Ca | 361 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 2% | 73% | 21% | 0% |
| C | 956 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 86% | 11% | 0% |
| Total | 8,192 | | | | | | | | | | | | | | | | | | | | | | | | |

CMBS: Commercial real estate (CRE) CDOs, where 70% or more of the collateral is comprised of CRE loans, are classified as CMBS. If the collateral backing the transaction contains less than 70% CRE loans, then the deal is classified as a CDO.

# Collateralized Loan Obligations (CLOs)

## CLOs - 1-Year Transition and Default Rates

### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 1,981 | 87% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 0% |
| Aa1 | 127 | 20% | 70% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% |
| Aa2 | 1,126 | 0% | 2% | 93% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 0% |
| Aa3 | 23 | 0% | 0% | 4% | 78% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 0% |
| A1 | 47 | 2% | 11% | 9% | 4% | 62% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 0% |
| A2 | 963 | 0% | 0% | 0% | 1% | 1% | 90% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% |
| A3 | 29 | 0% | 0% | 0% | 0% | 0% | 0% | 62% | 0% | 0% | 7% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 31% | 0% |
| Baa1 | 22 | 0% | 0% | 0% | 0% | 0% | 9% | 14% | 64% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% |
| Baa2 | 207 | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 2% | 88% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% |
| Baa3 | 743 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 82% | 11% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% |
| Ba1 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba2 | 247 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 90% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% |
| Ba3 | 739 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 74% | 19% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 3% | 0% |
| B1 | 49 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 63% | 4% | 14% | 4% | 2% | 8% | 0% | 0% | 0% | 2% | 0% |
| B2 | 226 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 80% | 10% | 2% | 2% | 2% | 0% | 0% | 0% | 2% | 0% |
| B3 | 214 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 51% | 19% | 21% | 7% | 0% | 0% | 0% | 2% | 0% |
| Caa1 | 8 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 13% | 38% | 25% | 0% | 0% | 13% | 0% |
| Caa2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 33% | 50% | 0% | 0% | 0% | 0% |
| Caa3 | 7 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 71% | 0% | 0% | 14% | 0% |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **6,768** | | | | | | | | | | | | | | | | | | | | | | | | |

## CLOs - 3-Year Transition and Default Rates

### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 1,530 | 31% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 69% | 0% |
| Aa1 | 244 | 18% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 74% | 0% |
| Aa2 | 686 | 2% | 4% | 41% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 53% | 0% |
| Aa3 | 14 | 0% | 0% | 0% | 7% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 93% | 0% |
| A1 | 86 | 6% | 8% | 2% | 2% | 6% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 76% | 0% |
| A2 | 654 | 0% | 1% | 1% | 1% | 2% | 37% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 55% | 0% |
| A3 | 23 | 0% | 0% | 0% | 0% | 9% | 0% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 74% | 0% |
| Baa1 | 20 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 85% | 0% |
| Baa2 | 189 | 0% | 1% | 0% | 1% | 1% | 2% | 3% | 4% | 35% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 51% | 0% |
| Baa3 | 512 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 2% | 29% | 8% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 59% | 0% |
| Ba1 | 20 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 85% | 0% |
| Ba2 | 200 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 41% | 3% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 52% | 0% |
| Ba3 | 516 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 27% | 14% | 1% | 0% | 2% | 1% | 1% | 0% | 0% | 0% | 54% | 0% |
| B1 | 31 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 0% | 0% | 3% | 0% | 35% | 6% | 6% | 0% | 0% | 0% | 0% | 0% | 0% | 45% | 0% |
| B2 | 220 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 27% | 7% | 1% | 4% | 4% | 2% | 0% | 1% | 50% | 0% |
| B3 | 104 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 6% | 13% | 6% | 2% | 0% | 0% | 56% | 0% |
| Caa1 | 7 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% | 29% | 43% | 0% | 0% | 14% | 0% |
| Caa2 | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% |
| Caa3 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 50% | 0% |
| Ca | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **5,062** | | | | | | | | | | | | | | | | | | | | | | | | |

# CLOs - 10-Year Transition and Default Rates
## (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 513 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Aa1 | 284 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Aa2 | 269 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Aa3 | 234 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| A1 | 198 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| A2 | 187 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 99% | 1% |
| A3 | 159 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Baa1 | 138 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Baa2 | 128 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Baa3 | 234 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Ba1 | 254 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Ba2 | 156 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 99% | 1% |
| Ba3 | 200 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| B1 | 258 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| B2 | 110 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| B3 | 144 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 99% | 0% |
| Caa1 | 115 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Caa2 | 201 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 99% | 0% |
| Caa3 | 270 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 97% | 0% |
| Ca | 150 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 95% | 1% |
| C | 43 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 2% | 0% | 2% | 2% | 0% | 2% | 0% | 0% | 0% | 0% | 5% | 81% | 2% |
| **Total** | **4,245** | | | | | | | | | | | | | | | | | | | | | | | | |

# Collateralized Debt Obligations (CDOs)

## CDOs - 1-Year Transition and Default Rates
### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 154 | 85% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 2% |
| Aa1 | 56 | 9% | 89% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% |
| Aa2 | 51 | 0% | 6% | 84% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% |
| Aa3 | 49 | 0% | 6% | 10% | 76% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 0% |
| A1 | 25 | 0% | 0% | 8% | 16% | 72% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% |
| A2 | 34 | 0% | 0% | 0% | 0% | 3% | 91% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 0% |
| A3 | 43 | 2% | 0% | 0% | 0% | 0% | 5% | 81% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 12% | 0% |
| Baa1 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 90% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa2 | 16 | 0% | 0% | 6% | 0% | 0% | 0% | 0% | 6% | 81% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 0% |
| Baa3 | 48 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 90% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% |
| Ba1 | 19 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 84% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 0% |
| Ba2 | 12 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 75% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba3 | 33 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 0% | 88% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% |
| B1 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B2 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 40% | 0% | 60% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B3 | 13 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 0% | 62% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 15% |
| Caa1 | 18 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 83% | 0% | 0% | 0% | 0% | 0% | 6% | 11% |
| Caa2 | 13 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 54% | 8% | 0% | 0% | 8% | 15% | 15% |
| Caa3 | 19 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 58% | 0% | 0% | 0% | 0% | 0% | 42% |
| Ca | 117 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 62% | 0% | 0% | 0% | 36% |
| C | 261 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 67% | 3% | 0% | 30% |
| **Total** | **1,006** | | | | | | | | | | | | | | | | | | | | | | | | |

## CDOs - 3-Year Transition and Default Rates
### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 166 | 30% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 69% | 2% |
| Aa1 | 59 | 36% | 32% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 32% | 0% |
| Aa2 | 66 | 2% | 29% | 18% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 52% | 0% |
| Aa3 | 46 | 4% | 24% | 15% | 26% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 28% | 2% |
| A1 | 30 | 0% | 10% | 13% | 33% | 17% | 0% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 23% | 0% |
| A2 | 52 | 0% | 0% | 2% | 12% | 6% | 27% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 54% | 0% |
| A3 | 20 | 5% | 0% | 10% | 0% | 20% | 5% | 35% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 5% |
| Baa1 | 14 | 0% | 0% | 7% | 0% | 29% | 14% | 7% | 21% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 0% |
| Baa2 | 14 | 0% | 0% | 7% | 0% | 0% | 0% | 7% | 14% | 43% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 29% | 0% |
| Baa3 | 46 | 0% | 0% | 0% | 0% | 2% | 0% | 4% | 4% | 7% | 22% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 61% | 0% |
| Ba1 | 29 | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 7% | 0% | 24% | 28% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 31% | 0% |
| Ba2 | 20 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 25% | 20% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 45% | 0% |
| Ba3 | 28 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 7% | 0% | 25% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 57% | 4% |
| B1 | 18 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 22% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 39% | 22% |
| B2 | 12 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 25% | 33% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 17% |
| B3 | 25 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 12% | 8% | 8% | 4% | 8% | 24% | 4% | 0% | 4% | 0% | 0% | 0% | 20% | 8% |
| Caa1 | 20 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 70% | 0% | 0% | 0% | 0% | 0% | 20% | 10% |
| Caa2 | 14 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 7% | 14% | 7% | 0% | 0% | 7% | 43% | 7% |
| Caa3 | 37 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 3% | 0% | 0% | 11% | 27% | 3% | 0% | 0% | 8% | 16% | 30% |
| Ca | 197 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 36% | 10% | 22% | 2% | 29% |
| C | 326 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 48% | 32% | 0% | 20% |
| **Total** | **1,239** | | | | | | | | | | | | | | | | | | | | | | | | |

## CDOs - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 321 | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 92% | 3% |
| Aa1 | 116 | 0% | 3% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 95% | 0% |
| Aa2 | 82 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 94% | 5% |
| Aa3 | 117 | 0% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 96% | 3% |
| A1 | 116 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 97% | 3% |
| A2 | 68 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 94% | 4% |
| A3 | 88 | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 95% | 0% |
| Baa1 | 65 | 6% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 88% | 2% |
| Baa2 | 77 | 6% | 8% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 81% | 4% |
| Baa3 | 96 | 1% | 7% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 91% | 0% |
| Ba1 | 160 | 6% | 3% | 1% | 3% | 1% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 79% | 4% |
| Ba2 | 116 | 2% | 4% | 4% | 3% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 0% | 0% | 83% | 1% |
| Ba3 | 91 | 3% | 3% | 2% | 4% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 81% | 2% |
| B1 | 121 | 2% | 4% | 0% | 3% | 2% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 81% | 6% |
| B2 | 70 | 0% | 3% | 3% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 84% | 3% |
| B3 | 115 | 0% | 0% | 2% | 1% | 2% | 3% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% | 0% | 0% | 0% | 1% | 78% | 9% |
| Caa1 | 89 | 0% | 2% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 1% | 3% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 3% | 80% | 7% |
| Caa2 | 133 | 0% | 2% | 0% | 2% | 2% | 1% | 2% | 0% | 0% | 2% | 2% | 2% | 1% | 0% | 0% | 1% | 0% | 0% | 1% | 2% | 0% | 2% | 77% | 5% |
| Caa3 | 308 | 0% | 0% | 1% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 8% | 77% | 6% |
| Ca | 867 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 1% | 7% | 3% | 22% | 54% | 8% |
| C | 1,187 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 13% | 64% | 15% | 6% |
| **Total** | **4,403** | | | | | | | | | | | | | | | | | | | | | | | | |

CDO: Derivative securities such as structured notes and repackaged securities are not considered as part of this sector. Commercial real estate (CRE) CDOs are also excluded (see the definition of CMBS).

## Asset-Backed Commercial Paper (ABCP)

### ABCP - 1-Year Transition and Default Rates
(December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | P-1 | P-2 | P-3 | NP | Default | Paid Off | Withdrawn (other) |
| P-1 | 113 | 94% | 0% | 0% | 0% | 0% | 5% | 1% |
| P-2 | 2 | 0% | 100% | 0% | 0% | 0% | 0% | 0% |
| P-3 | 1 | 0% | 0% | 0% | 100% | 0% | 0% | 0% |
| NP | - | | | | | | | |
| **Total** | **116** | | | | | | | |

### ABCP - 3-Year Transition and Default Rates
(December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | P-1 | P-2 | P-3 | NP | Default | Paid Off | Withdrawn (other) |
| P-1 | 110 | 84% | 0% | 0% | 0% | 0% | 15% | 1% |
| P-2 | 4 | 25% | 50% | 0% | 0% | 0% | 0% | 25% |
| P-3 | 1 | 0% | 0% | 0% | 100% | 0% | 0% | 0% |
| NP | - | | | | | | | |
| **Total** | **115** | | | | | | | |

### ABCP - 10-Year Transition and Default Rates
(December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | P-1 | P-2 | P-3 | NP | Default | Paid Off | Withdrawn (other) |
| P-1 | 180 | 39% | 1% | 0% | 0% | 0% | 48% | 11% |
| P-2 | 2 | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| P-3 | - | | | | | | | |
| NP | - | | | | | | | |
| **Total** | **182** | | | | | | | |

# Other Asset Backed Securities (Other ABS)

## Other ABS - 1-Year Transition and Default Rates
### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 2,594 | 71% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 28% | 0% |
| Aa1 | 226 | 21% | 61% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 16% | 0% |
| Aa2 | 211 | 16% | 15% | 44% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 22% | 2% |
| Aa3 | 251 | 7% | 7% | 1% | 57% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 1% |
| A1 | 167 | 1% | 8% | 5% | 4% | 51% | 2% | 2% | 0% | 5% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 19% | 1% |
| A2 | 156 | 3% | 4% | 4% | 4% | 13% | 48% | 2% | 4% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% |
| A3 | 86 | 0% | 2% | 6% | 2% | 7% | 6% | 53% | 7% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 6% |
| Baa1 | 96 | 0% | 2% | 0% | 4% | 6% | 7% | 2% | 50% | 4% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 22% | 0% |
| Baa2 | 137 | 1% | 0% | 1% | 1% | 3% | 4% | 1% | 6% | 55% | 5% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 6% |
| Baa3 | 173 | 0% | 1% | 0% | 0% | 1% | 1% | 3% | 2% | 2% | 70% | 3% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 1% |
| Ba1 | 63 | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 2% | 5% | 10% | 67% | 5% | 3% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 0% |
| Ba2 | 49 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 14% | 57% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% |
| Ba3 | 43 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% | 72% | 7% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% |
| B1 | 44 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 2% | 82% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% |
| B2 | 59 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 2% | 61% | 7% | 2% | 0% | 0% | 0% | 0% | 0% | 24% | 3% |
| B3 | 42 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 2% | 71% | 2% | 2% | 0% | 0% | 0% | 0% | 19% | 0% |
| Caa1 | 23 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 70% | 17% | 4% | 0% | 0% | 0% | 4% | 4% |
| Caa2 | 21 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 86% | 10% | 0% | 0% | 0% | 0% | 0% |
| Caa3 | 34 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 79% | 0% | 0% | 0% | 15% | 6% |
| Ca | 32 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 6% | 0% | 41% | 3% |
| C | 73 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 84% | 3% | 5% | 8% |
| **Total** | **4,580** | | | | | | | | | | | | | | | | | | | | | | | | |

## Other ABS - 3-Year Transition and Default Rates
### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 2,520 | 37% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 61% | 0% |
| Aa1 | 169 | 22% | 24% | 1% | 7% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 42% | 3% |
| Aa2 | 246 | 12% | 9% | 11% | 6% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 59% | 2% |
| Aa3 | 188 | 15% | 4% | 4% | 18% | 1% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 56% | 1% |
| A1 | 230 | 12% | 6% | 1% | 7% | 20% | 1% | 2% | 1% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 47% | 3% |
| A2 | 173 | 7% | 3% | 2% | 3% | 7% | 18% | 1% | 2% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 55% | 2% |
| A3 | 116 | 6% | 3% | 1% | 5% | 6% | 3% | 21% | 7% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 40% | 6% |
| Baa1 | 106 | 8% | 5% | 0% | 2% | 3% | 1% | 3% | 10% | 3% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 60% | 4% |
| Baa2 | 139 | 4% | 1% | 1% | 0% | 2% | 1% | 2% | 8% | 24% | 4% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 47% | 4% |
| Baa3 | 174 | 2% | 1% | 1% | 2% | 3% | 1% | 2% | 1% | 1% | 46% | 5% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 32% | 3% |
| Ba1 | 71 | 3% | 0% | 0% | 1% | 1% | 3% | 0% | 1% | 3% | 6% | 31% | 3% | 3% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 37% | 7% |
| Ba2 | 71 | 0% | 1% | 0% | 0% | 3% | 3% | 1% | 4% | 1% | 3% | 1% | 20% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 55% | 4% |
| Ba3 | 53 | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 2% | 2% | 0% | 34% | 0% | 2% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 47% | 9% |
| B1 | 56 | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 2% | 4% | 0% | 41% | 5% | 2% | 2% | 0% | 0% | 0% | 0% | 0% | 32% | 11% |
| B2 | 56 | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 25% | 9% | 5% | 2% | 0% | 0% | 0% | 0% | 46% | 9% |
| B3 | 51 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 2% | 2% | 0% | 0% | 6% | 35% | 0% | 8% | 0% | 0% | 0% | 0% | 31% | 14% |
| Caa1 | 31 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 29% | 16% | 26% | 0% | 0% | 0% | 19% | 10% |
| Caa2 | 24 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% | 0% | 8% | 38% | 8% | 8% | 0% | 0% | 25% | 8% |
| Caa3 | 36 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 3% | 0% | 3% | 44% | 0% | 0% | 0% | 33% | 8% |
| Ca | 33 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 6% | 3% | 42% | 12% |
| C | 92 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 64% | 12% | 11% | 11% |
| **Total** | **4,635** | | | | | | | | | | | | | | | | | | | | | | | | |

# Other ABS - 10-Year Transition and Default Rates
## (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 3,135 | 8% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 85% | 1% |
| Aa1 | 299 | 9% | 1% | 1% | 0% | 5% | 0% | 3% | 2% | 2% | 6% | 3% | 1% | 1% | 1% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 60% | 2% |
| Aa2 | 286 | 3% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 88% | 2% |
| Aa3 | 285 | 1% | 1% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 2% | 86% | 1% |
| A1 | 264 | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 92% | 1% |
| A2 | 545 | 6% | 1% | 0% | 2% | 1% | 1% | 0% | 0% | 0% | 0% | 1% | 0% | 1% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 81% | 3% |
| A3 | 382 | 2% | 1% | 0% | 1% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 1% | 0% | 0% | 1% | 0% | 1% | 1% | 1% | 0% | 0% | 2% | 85% | 2% |
| Baa1 | 258 | 2% | 0% | 0% | 1% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 1% | 1% | 0% | 0% | 5% | 84% | 2% |
| Baa2 | 348 | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 88% | 4% |
| Baa3 | 477 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 1% | 1% | 1% | 1% | 0% | 0% | 3% | 0% | 0% | 1% | 0% | 0% | 3% | 82% | 3% |
| Ba1 | 156 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 1% | 0% | 0% | 2% | 1% | 0% | 2% | 1% | 2% | 0% | 0% | 3% | 84% | 2% |
| Ba2 | 132 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 7% | 0% | 1% | 7% | 77% | 4% |
| Ba3 | 73 | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 84% | 4% |
| B1 | 67 | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 1% | 3% | 0% | 0% | 1% | 1% | 3% | 1% | 9% | 69% | 6% |
| B2 | 121 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 7% | 86% | 4% |
| B3 | 100 | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 4% | 9% | 76% | 8% |
| Caa1 | 91 | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 2% | 0% | 0% | 2% | 2% | 3% | 85% | 3% |
| Caa2 | 41 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 2% | 10% | 5% | 76% | 5% |
| Caa3 | 69 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 6% | 6% | 81% | 3% |
| Ca | 77 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 1% | 35% | 10% | 47% | 5% |
| C | 104 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 12% | 35% | 41% | 12% |
| **Total** | **7,310** | | | | | | | | | | | | | | | | | | | | | | | | |

# Other Structured Finance Products (Other SFPs)

## Other SFPs - 1-Year Transition and Default Rates

### (December 31, 2019 through December 31, 2020)

Credit Ratings as of 12/31/2019 | Credit Ratings as of 12/31/2020 (Percent) | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent)

| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Aaa | 1,456 | 93% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 0% |
| Aa1 | 198 | 1% | 94% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 1% |
| Aa2 | 108 | 0% | 8% | 68% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 2% |
| Aa3 | 117 | 0% | 4% | 2% | 91% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 0% |
| A1 | 134 | 0% | 0% | 1% | 2% | 82% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 0% |
| A2 | 110 | 0% | 0% | 0% | 1% | 2% | 85% | 2% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% |
| A3 | 57 | 2% | 0% | 0% | 0% | 11% | 7% | 67% | 4% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% |
| Baa1 | 51 | 0% | 0% | 0% | 0% | 2% | 8% | 4% | 65% | 4% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 6% |
| Baa2 | 38 | 0% | 0% | 0% | 3% | 0% | 0% | 0% | 11% | 58% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 18% | 3% |
| Baa3 | 75 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 3% | 76% | 0% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 9% |
| Ba1 | 41 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 88% | 2% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% |
| Ba2 | 18 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 28% | 6% | 0% | 6% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 6% |
| Ba3 | 24 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 0% | 42% | 8% | 8% | 4% | 4% | 8% | 0% | 0% | 0% | 0% | 17% | 4% |
| B1 | 29 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 38% | 14% | 24% | 10% | 7% | 0% | 3% | 0% | 0% | 3% | 0% |
| B2 | 46 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 70% | 4% | 11% | 4% | 0% | 0% | 0% | 0% | 0% | 11% |
| B3 | 47 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 57% | 26% | 0% | 4% | 2% | 0% | 0% | 0% | 9% |
| Caa1 | 80 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 83% | 4% | 1% | 0% | 1% | 0% | 6% | 5% |
| Caa2 | 197 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 87% | 2% | 1% | 0% | 0% | 4% | 7% |
| Caa3 | 335 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 87% | 1% | 1% | 2% | 2% | 7% |
| Ca | 374 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 91% | 1% | 0% | 1% | 7% |
| C | 361 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 85% | 0% | 6% | 9% |
| **Total** | **3,896** | | | | | | | | | | | | | | | | | | | | | | | | |

## Other SFPs - 3-Year Transition and Default Rates

### (December 31, 2017 through December 31, 2020)

Credit Ratings as of 12/31/2017 | Credit Ratings as of 12/31/2020 (Percent) | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent)

| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Aaa | 1,318 | 81% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 18% | 1% |
| Aa1 | 289 | 53% | 40% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% |
| Aa2 | 174 | 5% | 23% | 31% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 3% |
| Aa3 | 76 | 4% | 8% | 14% | 53% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 18% | 1% |
| A1 | 137 | 1% | 4% | 1% | 28% | 31% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 30% | 1% |
| A2 | 143 | 0% | 6% | 1% | 2% | 14% | 41% | 1% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 29% | 3% |
| A3 | 107 | 2% | 2% | 0% | 2% | 23% | 19% | 22% | 5% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 3% |
| Baa1 | 85 | 0% | 0% | 0% | 0% | 4% | 5% | 4% | 9% | 2% | 1% | 2% | 0% | 6% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 24% | 42% |
| Baa2 | 73 | 0% | 3% | 0% | 4% | 5% | 7% | 4% | 14% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 32% | 29% |
| Baa3 | 82 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 5% | 1% | 17% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 30% | 44% |
| Ba1 | 95 | 0% | 0% | 0% | 1% | 1% | 0% | 1% | 1% | 1% | 23% | 24% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 32% |
| Ba2 | 57 | 0% | 0% | 0% | 0% | 0% | 4% | 2% | 2% | 11% | 4% | 2% | 5% | 0% | 5% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 21% | 44% |
| Ba3 | 62 | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 6% | 6% | 0% | 3% | 0% | 15% | 3% | 6% | 6% | 2% | 5% | 0% | 0% | 0% | 0% | 16% | 29% |
| B1 | 69 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 6% | 3% | 0% | 12% | 4% | 13% | 10% | 6% | 3% | 1% | 0% | 0% | 16% | 20% |
| B2 | 116 | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 9% | 1% | 0% | 0% | 0% | 22% | 3% | 4% | 0% | 1% | 0% | 2% | 0% | 7% | 49% |
| B3 | 108 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 0% | 2% | 0% | 0% | 0% | 1% | 3% | 17% | 15% | 2% | 1% | 1% | 2% | 7% | 14% | 32% |
| Caa1 | 168 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 1% | 2% | 2% | 0% | 0% | 0% | 0% | 1% | 27% | 3% | 1% | 0% | 2% | 0% | 20% | 40% |
| Caa2 | 476 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 33% | 4% | 1% | 4% | 0% | 16% | 41% |
| Caa3 | 574 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 46% | 3% | 3% | 0% | 6% | 40% |
| Ca | 517 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 2% | 55% | 3% | 2% | 7% | 30% |
| C | 624 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 41% | 3% | 21% | 28% |
| **Total** | **5,350** | | | | | | | | | | | | | | | | | | | | | | | | |

## Other SFPs - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 2,665 | 6% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 67% | 26% |
| Aa1 | 227 | 3% | 7% | 4% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 51% | 22% |
| Aa2 | 285 | 1% | 1% | 0% | 0% | 8% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 51% | 31% |
| Aa3 | 235 | 3% | 2% | 0% | 1% | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 51% | 36% |
| A1 | 184 | 1% | 2% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 65% | 29% |
| A2 | 213 | 0% | 0% | 0% | 0% | 10% | 6% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 57% | 22% |
| A3 | 190 | 1% | 0% | 1% | 0% | 0% | 0% | 5% | 3% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 74% | 17% |
| Baa1 | 124 | 0% | 0% | 0% | 0% | 1% | 2% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 66% | 25% |
| Baa2 | 146 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 5% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 64% | 28% |
| Baa3 | 132 | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 3% | 62% | 31% |
| Ba1 | 145 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 2% | 0% | 0% | 0% | 1% | 0% | 0% | 1% | 1% | 0% | 0% | 0% | 6% | 61% | 26% |
| Ba2 | 104 | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 5% | 71% | 21% |
| Ba3 | 162 | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 2% | 0% | 12% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 1% | 0% | 0% | 2% | 51% | 28% |
| B1 | 160 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 3% | 49% | 46% |
| B2 | 202 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 46% | 50% |
| B3 | 259 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 0% | 2% | 0% | 1% | 6% | 34% | 54% |
| Caa1 | 359 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 24% | 69% |
| Caa2 | 497 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 1% | 0% | 4% | 22% | 71% |
| Caa3 | 821 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 2% | 1% | 0% | 10% | 20% | 67% |
| Ca | 823 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 1% | 9% | 49% | 38% |
| C | 723 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 18% | 51% | 26% |
| **Total** | **8,656** | | | | | | | | | | | | | | | | | | | | | | | | |

Other SFPs includes the following Moody's rated long-term product lines: *

- ABCP - Fully Supported
- ABCP - Other
- ABS - Leases - Aircraft - Repacs
- ABS - Repackaged Securities
- CDO - Repackaged Securities
- CDO - Repackaged Securities - CBO
- CDO - Repackaged Securities - CLO
- CDO - Resecuritization
- CDO - Resecuritization - Cash Flow
- CDO - Resecuritization - Synthetic
- Covered Bonds **
- MBS - Resecuritized Agency Guaranteed
- MBS - Resecuritized MBS
- Other – CAPCO
- Other - Insurance Linked
- Other - Repackaged Securities
- Other - Structured Covered Bonds
- Other - Structured Notes
- Other - Tax Credit Linked Structured Notes
- Structured Investment Vehicles - CDO

* Starting from November 1, 2016, nonconventional securities like Interest-Only (IO) tranches and combination securities (combo notes) are reclassified as other structured finance products.

** Please note that single-issuer covered bonds are reported on deal level instead of on series level. The rationale is that ratings of a covered bond deal are almost always unambiguously the same as ratings of such deal's underlying series. Given a covered bond deal could have as many as 300 series issued under it, reporting on series level would introduce great amount of redundancy. In the rare cases where a covered bond deal has different ratings on its concurrently outstanding series, the rating for a covered bond deal is generally taken as the rating of the highest rated series.

# Sovereign Issuers

## Sovereign Issuers – 1-Year Transition and Default Rates

### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 12 | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 2 | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa2 | 8 | 0% | 0% | 50% | 38% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa3 | 6 | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A1 | 6 | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A2 | 7 | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A3 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 67% | 17% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa1 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 80% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 67% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa3 | 9 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 78% | 0% | 22% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba1 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 80% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 67% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba3 | 9 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 89% | 0% | 11% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B1 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 50% | 40% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B2 | 18 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 72% | 17% | 6% | 0% | 0% | 0% | 0% | 6% | 0% | 0% |
| B3 | 16 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 75% | 13% | 0% | 0% | 0% | 0% | 0% | 13% | 0% | 0% |
| Caa1 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 80% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% | 0% | 50% | 0% | 0% |
| Caa3 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **142** | | | | | | | | | | | | | | | | | | | | | | | | |

## Sovereign Issuers – 3-Year Transition and Default Rates

### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 12 | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 2 | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa2 | 8 | 0% | 0% | 50% | 38% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa3 | 6 | 0% | 0% | 0% | 83% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A1 | 6 | 0% | 0% | 0% | 17% | 83% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A2 | 5 | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A3 | 8 | 0% | 0% | 0% | 0% | 0% | 25% | 50% | 13% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa1 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 67% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa2 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 30% | 30% | 30% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa3 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 50% | 0% | 33% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba1 | 8 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 50% | 0% | 13% | 0% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba2 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 60% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba3 | 8 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 75% | 0% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B1 | 12 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 33% | 33% | 0% | 8% | 0% | 0% | 0% | 0% | 0% | 8% | 0% | 0% |
| B2 | 12 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 58% | 25% | 8% | 0% | 0% | 0% | 0% | 0% | 8% | 0% | 0% |
| B3 | 15 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 47% | 13% | 0% | 0% | 0% | 0% | 0% | 27% | 0% | 0% |
| Caa1 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 75% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa2 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 0% | 25% | 0% | 0% | 0% | 50% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa3 | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **135** | | | | | | | | | | | | | | | | | | | | | | | | |

## Sovereign Issuers - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 17 | 71% | 12% | 6% | 12% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 3 | 0% | 0% | 0% | 67% | 0% | 0% | 0% | 33% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa2 | 8 | 0% | 0% | 25% | 13% | 25% | 13% | 13% | 0% | 0% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa3 | 7 | 0% | 0% | 0% | 43% | 43% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% | 0% |
| A1 | 8 | 0% | 0% | 13% | 13% | 25% | 25% | 0% | 0% | 0% | 13% | 0% | 0% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A2 | 2 | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A3 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 0% | 0% | 0% | 50% | 0% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa1 | 6 | 0% | 0% | 0% | 0% | 0% | 17% | 17% | 33% | 0% | 17% | 17% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa2 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 0% | 33% | 0% | 0% | 0% | 33% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa3 | 11 | 0% | 0% | 0% | 0% | 0% | 9% | 18% | 18% | 0% | 18% | 9% | 9% | 0% | 0% | 9% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 0% | 0% |
| Ba1 | 9 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 22% | 11% | 22% | 11% | 0% | 0% | 11% | 11% | 0% | 0% | 0% | 0% | 0% | 11% | 0% | 0% |
| Ba2 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 0% | 0% | 25% | 25% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba3 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 0% | 25% | 25% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B1 | 14 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 0% | 21% | 7% | 14% | 21% | 14% | 0% | 0% | 0% | 0% | 14% | 0% | 0% |
| B2 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 20% | 20% | 0% | 0% | 0% | 0% | 0% | 40% | 0% | 0% |
| B3 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% |
| Caa1 | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa2 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Caa3 | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **113** | | | | | | | | | | | | | | | | | | | | | | | | |

# United States Public Finance

## United States Public Finance - 1-Year Transition and Default Rates

### (December 31, 2019 through December 31, 2020)

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 709 | 98% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% |
| Aa1 | 1,033 | 1% | 94% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% |
| Aa2 | 2,415 | 0% | 2% | 93% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% |
| Aa3 | 2,196 | 0% | 0% | 1% | 93% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% |
| A1 | 2,016 | 0% | 0% | 0% | 2% | 91% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| A2 | 1,144 | 0% | 0% | 0% | 1% | 4% | 88% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| A3 | 642 | 0% | 0% | 0% | 0% | 1% | 3% | 89% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| Baa1 | 318 | 0% | 0% | 0% | 0% | 0% | 1% | 4% | 81% | 7% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% |
| Baa2 | 265 | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 4% | 82% | 2% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% |
| Baa3 | 225 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 4% | 84% | 3% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| Ba1 | 70 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 6% | 73% | 9% | 4% | 0% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% |
| Ba2 | 42 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 2% | 71% | 10% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% |
| Ba3 | 26 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 0% | 81% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 4% |
| B1 | 7 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 86% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B2 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 60% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% |
| B3 | 7 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 71% | 14% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa1 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 75% | 0% | 0% | 0% | 0% | 0% | 0% | 25% |
| Caa2 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa3 | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% |
| Ca | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% |
| C | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% |
| **Total** | **11,133** | | | | | | | | | | | | | | | | | | | | | | | | |

## United States Public Finance - 3-Year Transition and Default Rates

### (December 31, 2017 through December 31, 2020)

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 684 | 89% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 6% |
| Aa1 | 980 | 6% | 80% | 4% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 7% |
| Aa2 | 2,550 | 0% | 7% | 78% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 7% |
| Aa3 | 2,229 | 0% | 0% | 8% | 75% | 4% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 9% |
| A1 | 2,209 | 0% | 0% | 0% | 9% | 69% | 5% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 11% |
| A2 | 1,170 | 0% | 0% | 0% | 2% | 11% | 65% | 6% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 3% | 10% |
| A3 | 697 | 0% | 0% | 0% | 0% | 3% | 13% | 63% | 6% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 10% |
| Baa1 | 318 | 0% | 0% | 0% | 0% | 2% | 4% | 11% | 51% | 10% | 3% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 15% |
| Baa2 | 242 | 0% | 0% | 0% | 0% | 0% | 2% | 6% | 12% | 51% | 7% | 2% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 14% |
| Baa3 | 196 | 0% | 0% | 1% | 0% | 1% | 1% | 3% | 5% | 18% | 46% | 7% | 3% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 14% |
| Ba1 | 64 | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 6% | 8% | 6% | 39% | 11% | 6% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 2% | 19% |
| Ba2 | 34 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 15% | 35% | 9% | 6% | 3% | 0% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 21% |
| Ba3 | 21 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 14% | 62% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% |
| B1 | 14 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% | 7% | 14% | 29% | 7% | 0% | 7% | 0% | 0% | 0% | 0% | 0% | 0% | 21% |
| B2 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 25% | 25% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| B3 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 10% | 10% | 20% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 20% |
| Caa1 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 0% | 17% | 17% | 0% | 0% | 0% | 0% | 50% |
| Caa2 | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa3 | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% |
| Ca | 1 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% |
| C | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% |
| **Total** | **11,435** | | | | | | | | | | | | | | | | | | | | | | | | |

## United States Public Finance - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 1,046 | 43% | 6% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 23% | 26% |
| Aa1 | 935 | 12% | 50% | 12% | 3% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 15% |
| Aa2 | 3,316 | 1% | 10% | 44% | 9% | 3% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 20% |
| Aa3 | 2,599 | 0% | 1% | 12% | 35% | 8% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 26% |
| A1 | 3,215 | 0% | 0% | 2% | 10% | 27% | 6% | 3% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% | 32% |
| A2 | 1,078 | 0% | 0% | 0% | 4% | 12% | 22% | 7% | 3% | 2% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 16% | 32% |
| A3 | 478 | 0% | 0% | 0% | 2% | 4% | 13% | 17% | 5% | 4% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 11% | 40% |
| Baa1 | 337 | 0% | 0% | 0% | 0% | 1% | 6% | 9% | 13% | 6% | 2% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 0% | 18% | 42% |
| Baa2 | 192 | 0% | 0% | 0% | 1% | 1% | 1% | 4% | 5% | 12% | 4% | 1% | 3% | 1% | 1% | 0% | 0% | 0% | 1% | 0% | 0% | 0% | 1% | 7% | 60% |
| Baa3 | 158 | 0% | 0% | 1% | 0% | 1% | 2% | 1% | 1% | 8% | 11% | 4% | 1% | 1% | 1% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 1% | 10% | 58% |
| Ba1 | 63 | 0% | 0% | 0% | 0% | 3% | 0% | 0% | 3% | 10% | 10% | 3% | 0% | 0% | 0% | 2% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 60% |
| Ba2 | 27 | 0% | 0% | 0% | 0% | 0% | 0% | 4% | 4% | 7% | 4% | 0% | 4% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 26% | 48% |
| Ba3 | 31 | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 0% | 0% | 0% | 0% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 16% | 68% |
| B1 | 13 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 8% | 0% | 0% | 8% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 31% | 0% | 46% |
| B2 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 80% |
| B3 | 10 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 80% |
| Caa1 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 50% |
| Caa2 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 50% |
| Caa3 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 67% | 0% | 0% |
| Ca | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% |
| C | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 67% | 0% |
| Total | 13,525 | | | | | | | | | | | | | | | | | | | | | | | | |

# International Public Finance

## International Public Finance - 1-Year Transition and Default Rates

**(December 31, 2019 through December 31, 2020)**

| Credit Ratings as of 12/31/2019 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2019 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 17 | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 11 | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa2 | 23 | 0% | 0% | 87% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa3 | 19 | 0% | 0% | 5% | 74% | 16% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| A1 | 29 | 0% | 0% | 0% | 0% | 83% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% |
| A2 | 7 | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A3 | 8 | 0% | 0% | 0% | 0% | 0% | 13% | 75% | 13% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa1 | 14 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa3 | 19 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 79% | 0% | 16% | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba1 | 25 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 84% | 8% | 8% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Ba2 | 18 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 67% | 22% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% |
| Ba3 | 21 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 67% | 10% | 0% | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 14% |
| B1 | 17 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 12% | 71% | 12% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% |
| B2 | 6 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 83% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 17% |
| B3 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 25% |
| Caa1 | 3 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 67% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa2 | 11 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% | 18% | 0% | 45% | 0% | 27% |
| Caa3 | 2 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 100% | 0% | 0% | 0% | 0% |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **260** | | | | | | | | | | | | | | | | | | | | | | | | |

## International Public Finance - 3-Year Transition and Default Rates

**(December 31, 2017 through December 31, 2020)**

| Credit Ratings as of 12/31/2017 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2017 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 17 | 100% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Aa1 | 11 | 0% | 82% | 0% | 9% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 9% |
| Aa2 | 22 | 0% | 9% | 68% | 18% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 0% |
| Aa3 | 10 | 0% | 0% | 10% | 40% | 50% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| A1 | 22 | 0% | 0% | 0% | 18% | 73% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% |
| A2 | 12 | 0% | 0% | 0% | 0% | 33% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 42% |
| A3 | 8 | 0% | 0% | 0% | 13% | 0% | 50% | 13% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa1 | 13 | 0% | 0% | 0% | 0% | 0% | 8% | 31% | 46% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Baa2 | 15 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 33% | 13% | 47% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% |
| Baa3 | 15 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 40% | 13% | 20% | 0% | 7% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% |
| Ba1 | 19 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 21% | 26% | 11% | 0% | 11% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% |
| Ba2 | 29 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 48% | 14% | 14% | 0% | 0% | 0% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 21% |
| Ba3 | 24 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 21% | 42% | 8% | 0% | 0% | 4% | 0% | 0% | 0% | 0% | 0% | 0% | 25% |
| B1 | 22 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 23% | 45% | 14% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% |
| B2 | 14 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 7% | 14% | 0% | 0% | 0% | 7% | 14% | 0% | 36% | 0% | 21% |
| B3 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% | 0% | 25% | 0% | 0% | 0% | 25% |
| Caa1 | 5 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 0% | 20% | 0% | 0% | 0% | 40% |
| Caa2 | 2 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% | 50% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% |
| Caa3 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **264** | | | | | | | | | | | | | | | | | | | | | | | | |

## International Public Finance - 10-Year Transition and Default Rates

### (December 31, 2010 through December 31, 2020)

| Credit Ratings as of 12/31/2010 | | Credit Ratings as of 12/31/2020 (Percent) | | | | | | | | | | | | | | | | | | | | | Other Outcomes During 12/31/2010 - 12/31/2020 (Percent) | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Credit Ratings | Number of Ratings Outstanding | Aaa | Aa1 | Aa2 | Aa3 | A1 | A2 | A3 | Baa1 | Baa2 | Baa3 | Ba1 | Ba2 | Ba3 | B1 | B2 | B3 | Caa1 | Caa2 | Caa3 | Ca | C | Default | Paid Off | Withdrawn (other) |
| Aaa | 28 | 50% | 14% | 7% | 7% | 0% | 0% | 0% | 7% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% |
| Aa1 | 21 | 10% | 29% | 10% | 10% | 5% | 0% | 10% | 0% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 10% | 14% |
| Aa2 | 34 | 0% | 3% | 21% | 0% | 38% | 3% | 0% | 9% | 6% | 3% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 18% |
| Aa3 | 20 | 0% | 0% | 0% | 0% | 5% | 20% | 0% | 0% | 0% | 20% | 10% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 45% |
| A1 | 11 | 0% | 0% | 0% | 9% | 0% | 9% | 0% | 0% | 0% | 18% | 27% | 9% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 27% |
| A2 | 13 | 0% | 0% | 0% | 15% | 8% | 8% | 0% | 0% | 0% | 0% | 15% | 15% | 15% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 23% |
| A3 | 4 | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 25% |
| Baa1 | 9 | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 33% | 0% | 11% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 44% |
| Baa2 | 2 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| Baa3 | 18 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 6% | 11% | 28% | 17% | 17% | 11% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% |
| Ba1 | 22 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 0% | 0% | 9% | 9% | 9% | 5% | 5% | 0% | 9% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| Ba2 | 28 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 11% | 7% | 25% | 4% | 7% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 46% |
| Ba3 | 20 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 15% | 25% | 10% | 5% | 0% | 0% | 0% | 0% | 0% | 0% | 5% | 35% |
| B1 | 16 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 13% | 6% | 6% | 25% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 50% |
| B2 | 7 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 14% | 0% | 0% | 43% | 0% | 43% |
| B3 | 4 | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 0% | 25% | 0% | 75% | 0% | 0% |
| Caa1 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Caa2 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Caa3 | - | | | | | | | | | | | | | | | | | | | | | | | | |
| Ca | - | | | | | | | | | | | | | | | | | | | | | | | | |
| C | - | | | | | | | | | | | | | | | | | | | | | | | | |
| **Total** | **257** | | | | | | | | | | | | | | | | | | | | | | | | |

# Definition of Symbols

Moody's definitions of the symbols, numbers and scores in the rating scales used by Moody's to denote credit rating categories and notches within those categories for the classes and subclasses of credit ratings shown in the Matrices, are as follows:

# Moody's Global Rating Scales

Ratings assigned on Moody's global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities. Moody's defines credit risk as the risk that an entity may not meet its contractual financial obligations as they become due and any estimated financial loss in the event of default or impairment. The contractual financial obligations[2] addressed by Moody's ratings are those that call for, without regard to enforceability, the payment of an ascertainable amount, which may vary based upon standard sources of variation (e.g., floating interest rates), by an ascertainable date. Moody's rating addresses the issuer's ability to obtain cash sufficient to service the obligation, and its willingness to pay.[3] Moody's ratings do not address non-standard sources of variation in the amount of the principal obligation (e.g., equity indexed), absent an express statement to the contrary in a press release accompanying an initial rating.[4] Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default or impairment on contractually promised payments and the expected financial loss suffered in the event of default or impairment. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default or impairment on contractually promised payments and the expected financial loss suffered in the event of default or impairment.[5,6] Moody's issues ratings at the issuer level and instrument level on both the long-term scale and the short-term scale. Typically, ratings are made publicly available, although private and unpublished ratings may also be assigned.

Moody's differentiates structured finance ratings from fundamental ratings (i.e., ratings on nonfinancial corporate, financial institution, and public sector entities) on the global long-term scale by adding (sf) to all structured finance ratings.[7] The addition of (sf) to structured finance ratings should eliminate any presumption that such ratings and fundamental ratings at the same letter grade level will behave the same. The (sf) indicator for structured finance security ratings indicates that otherwise similarly rated structured finance and fundamental securities may have different risk characteristics. Through its current methodologies, however, Moody's aspires to achieve broad expected equivalence in structured finance and fundamental rating performance when measured over a long period of time.

---

[2] In the case of impairments, there can be a financial loss even when contractual obligations are met.

[3] For issuer level ratings, see the definition of Issuer Ratings in this Exhibit. In some cases the relevant credit risk relates to a third party, in addition to, or instead of the issuer. Examples include credit-linked notes and guaranteed obligations.

[4] Because the number of possible features or structures is limited only by the creativity of issuers, Moody's cannot comprehensively catalogue all the types of non-standard variation affecting financial obligations, but examples include indexed values, equity values and cash flows, prepayment penalties, and an obligation to pay an amount that is not ascertainable at the inception of the transaction.

[5] For certain preferred stock and hybrid securities in which payment default events are either not defined or do not match investors' expectations for timely payment, long-term and short-term ratings reflect the likelihood of impairment and financial loss in the event of impairment.

[6] Debts held on the balance sheets of official sector institutions – which include supranational institutions, central banks and certain government-owned or controlled banks – may not always be treated the same as debts held by private investors and lenders. When it is known that an obligation is held by official sector institutions as well as other investors, a rating (short-term or long-term) assigned to that obligation reflects only the credit risks faced by non-official sector investors..

[7] Like other global scale ratings, (sf) ratings reflect both the likelihood of a default and the expected loss suffered in the event of default. Ratings are assigned based on a rating committee's assessment of a security's expected loss rate (default probability multiplied by expected loss severity), and may be subject to the constraint that the final expected loss rating assigned would not be more than a certain number of notches, typically three to five notches, above the rating that would be assigned based on an assessment of default probability alone. The magnitude of this constraint may vary with the level of the rating, the seasoning of the transaction, and the uncertainty around the assessments of expected loss and probability of default.

## Global Long-Term Rating Scale

| | |
|---|---|
| **Aaa** | Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk. |
| **Aa** | Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. |
| **A** | Obligations rated A are judged to be upper-medium grade and are subject to low credit risk. |
| **Baa** | Obligations rated Baa are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. |
| **Ba** | Obligations rated Ba are judged to be speculative and are subject to substantial credit risk. |
| **B** | Obligations rated B are considered speculative and are subject to high credit risk. |
| **Caa** | Obligations rated Caa are judged to be speculative of poor standing and are subject to very high credit risk. |
| **Ca** | Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest. |
| **C** | Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest. |

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.*

*\* By their terms, hybrid securities allow for the omission of scheduled dividends, interest, or principal payments, which can potentially result in impairment if such an omission occurs. Hybrid securities may also be subject to contractually allowable write-downs of principal that could result in impairment. Together with the hybrid indicator, the long-term obligation rating assigned to a hybrid security is an expression of the relative credit risk associated with that security.*

## Global Short-Term Rating Scale

| | |
|---|---|
| **P-1** | Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations. |
| **P-2** | Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations. |
| **P-3** | Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations. |
| **NP** | Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories. |

# Standard Linkage Between the Global Long-Term and Short-Term Rating Scales

The following table indicates the long-term ratings consistent with different short-term ratings when such long-term ratings exist.[8]

|                    | LONG-TERM RATING | SHORT-TERM RATING |
|--------------------|------------------|-------------------|
|                    | Aaa              |                   |
|                    | Aa1              |                   |
|                    | Aa2              |                   |
|                    | Aa3              | Prime-1           |
|                    | A1               |                   |
|                    | A2               |                   |
|                    | A3               |                   |
|                    | Baa1             | Prime-2           |
|                    | Baa2             |                   |
|                    | Baa3             | Prime-3           |
|                    | Ba1, Ba2, Ba3    |                   |
|                    | B1, B2, B3       | Not Prime         |
|                    | Caa1, Caa2, Caa3 |                   |
|                    | Ca, C            |                   |

## Issuer Ratings

Issuer Ratings are opinions of the ability of entities to honor senior unsecured debt and debt like obligations.[9,10] As such, Issuer Ratings incorporate any external support that is expected to apply to all current and future issuance of senior unsecured financial obligations and contracts, such as explicit support stemming from a guarantee of all senior unsecured financial obligations and contracts, and/or implicit support for issuers subject to joint default analysis (e.g. banks and government-related issuers). Issuer Ratings do not incorporate support arrangements, such as guarantees, that apply only to specific (but not to all) senior unsecured financial obligations and contracts.

While Issuer Ratings reflect the risk that debt and debt-like claims are not serviced on a timely basis, they do not reflect the risk that a contract or other non-debt obligation will be subjected to commercial disputes. Additionally, while an issuer may have senior unsecured obligations held by both supranational institutions and central banks (e.g., IMF, European Central Bank), as well as other investors, Issuer Ratings reflect only the risks faced by other investors.

## Long-Term and Short-Term Obligation Ratings

Moody's assigns ratings to long-term and short-term financial obligations. Long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

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[8] Structured finance short-term ratings are usually based either on the short-term rating of a support provider or on an assessment of cash flows available to retire the financial obligation.

[9] Issuer Ratings as applied to US local governments, excluding US K-12 public school districts, typically reflect an unlimited general obligation pledge which may have security and structural features in some states that improve credit quality for general obligation bondholders but not necessarily for other counterparties holding obligations that may lack such features. An Issuer Rating as applied to a US K-12 public school district reflects its ability to repay debt and debt-like obligations without consideration of any pledge, security or structural features.

[10] These opinions exclude debt known to be held by official sector investors because in practice such debt could effectively be treated as either senior or junior to senior unsecured debt held by private sector investors.

# Definition of Default

Moody's definition of default is applicable only to debt or debt-like obligations (e.g., swap agreements). Four events constitute a debt default under Moody's definition:

a. a missed or delayed disbursement of a contractually-obligated interest or principal payment (excluding missed payments cured within a contractually allowed grace period[11]), as defined in credit agreements and indentures;

b. a bankruptcy filing or legal receivership by the debt issuer or obligor that will likely cause a miss or delay in future contractually-obligated debt service payments;

c. a distressed exchange whereby 1) an issuer offers creditors a new or restructured debt, or a new package of securities, cash or assets that amount to a diminished value relative to the debt obligation's original promise and 2) the exchange has the effect of allowing the issuer to avoid a likely eventual default; or

d. a change in the payment terms of a credit agreement or indenture imposed by the sovereign that results in a diminished financial obligation, such as a forced currency re-denomination (imposed by the debtor, or the debtor's sovereign) or a forced change in some other aspect of the original promise, such as indexation or maturity.[12]

We include distressed exchanges in our definition of default in order to capture credit events whereby issuers effectively fail to meet their debt service obligations but do not actually file for bankruptcy or miss an interest or principal payment. Moody's employs fundamental analysis in assessing the likelihood of future default and considers various indicators in assessing loss relative to the original promise, which may include the yield to maturity of the debt being exchanged.

Moody's definition of default does not include so-called "technical defaults," such as maximum leverage or minimum debt coverage violations, unless the obligor fails to cure the violation and fails to honor the resulting debt acceleration which may be required. For structured finance securities, technical defaults (such as breach of an overcollateralization test or certain other events of default as per the legal documentation of the issuer), or a temporary missed interest payment on a security whose terms allow for the deferral of such payments together with corresponding interest (such as PIKable securities) prior to its legal final maturity date do not constitute defaults.

Also excluded are payments owed on long-term debt obligations which are missed due to purely technical or administrative reasons which are 1) not related to the ability or willingness to make the payments and 2) are cured in very short order (typically, 1-2 business days after the technical/administrative issue is recognized).

Finally, in select instances based on the facts and circumstances, missed payments on financial contracts or claims may be excluded if they are the result of legal disputes regarding the validity of those claims.

# Credit Rating Histories

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located on Moody's website, www.moodys.com, at the following URL: https://www.moodys.com/Pages/reg001004.aspx.

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[11] Among some structured finance asset classes, missed scheduled payments impose meaningful investor losses even though such payments are not contractually obligated. Therefore, for structured finance securities, Moody's practice is to recognize that a default has occurred if a material interest payment has been missed for 12 months or longer or if there has been a material principal loss (or writedown) to the security. If such an interest or principal shortfall is subsequently reduced below the materiality threshold of 50 basis points of the original balance of the security, then the default is cured.

[12] Moreover, unlike a general tax on financial wealth, the imposition of a tax by a sovereign on the coupon or principal payment on a specific class of government debt instruments (even if retroactive) would represent a default. Targeted taxation on government securities would represent a default even if the government's action were motivated by fairness or other considerations, rather than inability or unwillingness to pay.